Filed by Sprint Corporation

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Sprint Corporation

Commission File No.: 001-04721

CREATING ROBUST COMPETITION IN THE 5G ERA

There is a technology revolution on the horizon, and it's called 5G. The race to lead the 5G economy requires a new type of company to drive competition, disrupt the status quo and help ensure America leads the way in this rapidly changing digital era.

Only the New T-Mobile will be uniquely able to accelerate the country's position and quickly deploy a broad and deep nationwide 5G network that will deliver better service and lower prices to consumers across all parts of the U.S. We will supercharge the pro-consumer, Un-carrier strategy to bring sustainable competition into the marketplace and create new jobs starting day one. As the 5G era accelerates, this consumer obsessed company will deliver innovation that customers demand and bring its disruptive nature to adjacent industries to force change for consumers everywhere.

A Message from the CEOs

Global tech leadership for the next decade is at stake and ONLY the New T-Mobile will have the network and spectrum capacity to quickly create a broad and deep 5G network in the first few years of the 5G innovation cycle.


WE WON'T STOP
AllFor5G.com

Leading the 5G Revolution It is absolutely imperative that the U.S. extends the global innovation, technology and economic leadership it seized during the 4G era. It is easy to forget now, but the 4G revolution unleashed innovation that led to the modern economy we interact with every day. Lyft, Uber, Snapchat, Tinder, Venmo, Square, Instagram…these are companies that simply do not exist without 4G. But 4G didn’t just create a herd of unicorns. Global leaders such as Facebook, Alphabet, Amazon and Netflix adapted their businesses and their growth exploded! 3 million new US jobs (800K in construction) $275 billion investment $500 billion economic growth Untold potential for innovation Global Economic Leadership is at Stake Source: CTIA All told mobile technologies accounted for 4.5% of global GDP in 2016 which is equivalent to $3.3 trillion in economic value. Sparking the 5G Economy Asserting U.S. Leadership Unleashing Innovation First and Best Nationwide 5G Investment in Infrastructure Substantial Job Creation Jobs and Economic Growth SPARKING THE 5G ECONOMY

Supercharging the Un-Carrier Lower Prices New Reach Into Rural Communities Enhanced Customer Service Disruptive Innovation Competition Across Industries More Jobs SUPERCHARGING THE UN-CARRIER “This combination will create a fierce competitor able to deliver lower prices, more innovation, and a second-to-none network experience” – John Legere, CEO of the New T-Mobile T-Mobile Contacts Media Contact Tara DarrowMediaRelations@t-mobile.com Investor Contact Nils PaellmannInvestor.relations@t-mobile.com Sprint Contacts Media Contact Dave TovarDavid.Tovar@sprint.com Investor Contact Jud HenryInvestor.Relations@sprint.com Disclaimer

SPARKING THE 5G ECONOMY AND ASSERTING AMERICAN LEADERSHIP

The New T-Mobile will be the only company able to bring a broad and deep nationwide 5G network to market quickly in the critical first years of the 5G innovation cycle, ensuring America's leadership position in the digital era.

U.S. MUST Repeat its Leadership of 4G

It is absolutely imperative that the U.S. extends the global innovation, technology and economic leadership it seized during the 4G era. It is easy to forget now, but the 4G revolution unleashed innovation that led to the modern economy we interact with every day. Lyft, Uber, Snapchat, Tinder, Venmo, Square, Instagram...these are companies that simply do not exist without 4G. But 4G didn't just create a herd of unicorns. Global leaders such as Facebook, Alphabet, Amazon and Netflix adapted their businesses and their growth exploded!

All told mobile technologies accounted for 4.5% of global GDP in 2016 which is equivalent to $3.3 trillion in economic value.

5G is Truly Revolutionary

The capacity, speed and latency of 5G are truly revolutionary. CTIA estimates that 5G will ultimately deliver 100 times more capacity and 100 times faster speeds with 10 times projected reduction in response times. Think about what that means for all of the technology already being worked on right now and the applications we can't even imagine. 5G will unleash new ideas and uses in areas like mobile HD video, connected cities and homes, self-driving cars, smart agriculture, consumer wearables, mobile virtual reality...and even more!


3 million new US jobs (800K in construction)
$275 billion investment
$500 billion economic growth
Untold potential for innovation
Global Economic Leadership is at Stake!
Source: CTIA

But Economic Leadership is on the Line!

The projected economic impact from 5G is tremendous. The CTIA expects 5G could create up to $3 million new jobs and $500 billion in economic growth! Unfortunately, other countries see this opportunity as well and have taken bold steps that have given them a head start. CTIA ranks the U.S. behind both China and South Korea in 5G preparedness.

Only T-Mobile Can Create the FIRST Nationwide 5G Network

There is only one company that has the right mix of available spectrum, financial strength and management expertise to create the FIRST nationwide 5G network. That is the New T-Mobile! The lifeblood of the wireless industry is spectrum and to build a 5G network, you need the right mix of available lowband, midband and high band. Only the New T-Mobile will have the right mix of available spectrum. With Sprint's expansive 2.5 GHz spectrum, T-Mobile's nationwide 600 MHz spectrum, and other combined assets, the New T-Mobile plans to create the highest capacity network in U.S. history. The U.S. must move quickly and our leadership can do just that. T-Mobile deployed nationwide LTE twice as fast as Verizon and three times as fast as AT&T.

T-Mobile Contacts

Media Contact
Tara Darrow
MediaRelations@t-mobile.com

Investor Contact
Nils Paellmann
investor.relations@t-mobile.com

Sprint Contacts

Media Contact
Dave Tovar
David.Tovar@sprint.com

Investor Contact
Jud Henry
Investor.Relations@sprint.com

Disclaimer

UNMATCHED SERVICE AT LOWER PRICES FOR MORE CONSUMERS The New T-Mobile will supercharge the pro-consumer Un-carrier revolution to be a leading innovator and disruptor across industry lines Wireless Disruption Continues! The Un-Carrier strategy has forced dramatic change in the wireless industry. We’ve listened to customers, solved their pain points and ushered in the era of Unlimited. We won’t stop now! Together T-Mobile and Sprint will put that same disruptive, pro-consumer strategy into overdrive! With our enhanced network scale we will… Lower prices! Our enhanced scale allows the New T-Mobile to compete at lower prices WITH NO END IN SIGHT! Outstanding Service! We will expand our unique customer service model to Sprint and deliver better coverage, reliability and speed! MORE competition! There will be a MAJOR expansion of competition into rural markets and for businesses of all sizes! Innovation that Drives Competition AcrossIndustries Consumers care about innovation, ease of use and quality of service. They also want all of it on their phone. That is why industry convergence is here. Did anyone think 5 years ago that AT&T would be the nation’s leading TV provider? Or that Comcast would have more postpaid phone net additions last year than AT&T and Verizon – COMBINED? That’s nearly 10% of the total for all of 2017. Or that YouTube would offer LIVE TV? All content is going to the internet… …and the internet is going mobile VIDEO WIRELESS BROADBAND

We thrive on competition so we are happy to take on these lumbering giants with our consumer-first mentality and relentless focus on disruption. The new T-Mobile will be able to bring meaningful competition right to their doorstep with innovative new products that deliver mobile services across a variety of platforms and at dramatically faster speeds! That should worry all the companies converging into this space!

Job Creation Nationwide

This is a JOB CREATING transaction. We get it, that's not the industry standard, but we DON'T DO STANDARD! We expect that the New T-Mobile will always have more U.S. employees on payroll than the prior standalone companies do now. How? We are going to invest **about $40 billion over three years** to integrate these companies, expand and capture the 5G opportunity. **A huge portion of that investment is jobs.**

We are going to be investing in jobs to build the new cell towers to build out 5G, jobs to expand our U.S. call centers and jobs for the hundreds of new stores we intend to open across the country. In fact, **nowhere will that growth be more prevalent than in rural America** – which is dramatically underserved today. We are building hundreds of stores in rural areas and will be hiring in local communities as we build out 5G.

T-Mobile Contacts

Media Contact

Tara Darrow
MediaRelations@t-mobile.com

Investor Contact

Nils Paellmann
Investor.relations@t-mobile.com

Sprint Contacts

Media Contact

Dave Tovar
David.Tovar@sprint.com

Investor Contact

Jud Henry
Investor.Relations@sprint.com

Disclaimer

VOICES FROM AROUND AMERICA “The race to deploy tomorrow’s 5G networks is on. China, Japan, South Korea and others are doing everything they can to win. That’s clear from a recent Analysys Mason report, which found that China is currently leading the world in 5G readiness, with the U.S. closely behind. 5G will bring a wide range of economic and social benefits, including millions of jobs in communities across America. Every industry, including healthcare, energy, transportation, law enforcement, e-commerce, logistics, and education will be positively impacted.” – CTIA “Race to 5G Report” “When countries lose global leadership in a generation of wireless, jobs are shed and technology innovation gets exported overseas. Conversely, leading the world in wireless brings significant economic benefits, as the U.S. has seen with its 4G leadership. These are the serious stakes that face American policymakers in the escalating global race to 5G.” – Roger Entner – Founder, Recon Analytics

"Our research shows China with a slight lead in 5G readiness, with South Korea and the U.S. close behind. The U.S. led the world in 4G, and the U.S. wireless industry is leading global 5G research and development with aggressive commercial 5G deployment plans that will benefit U.S. consumers."

– David Abecassis – Partner, Analysys Mason

"It's a tight race. We can leapfrog [China and South Korea] and win this race. I feel confident that we will win the race."

– Meredith Atwell Baker – President & CEO, CTIA

"With its wide range of possible applications, 5G technology promises to deliver substantial benefits to American consumers. Analysts predict that 5G would add $500 billion to our GDP and create 3,000,000 new jobs. A recent study by the American Consumer Institute estimated that the deployment of 5G networks in the United States would generate $1.2 trillion in additional consumer benefits."

– Steve Pociask – President and CEO of the American Consumer Institute

T-Mobile Contacts

Media Contact

Tara Darrow
MediaRelations@t-mobile.com

Investor Contact

Nils Paellmann
Investor.relations@t-mobile.com

Sprint Contacts

Media Contact

Dave Tovar
David.Tovar@sprint.com

Investor Contact

Jud Henry
Investor.Relations@sprint.com

Disclaimer

INVESTORS

Investor Materials

T-Mobile – Sprint Investor Presentation

T-Mobile-Sprint Merger Announcement Conference Call Replay

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Investor Relations

T-Mobile

Nils Paellmann

Investor.relations@t-mobile.com

INVESTOR RELATIONS SITE

Sprint

Jud Henry

Investor.Relations@sprint.com

INVESTOR RELATIONS SITE

T-Mobile Contacts

Media Contact

Tara Darrow
MediaRelations@t-mobile.com

Investor Contact

Nils Paellmann
Investor.relations@t-mobile.com

Sprint Contacts

Media Contact

Dave Tovar
David.Tovar@sprint.com

Investor Contact

Jud Henry
Investor.Relations@sprint.com

Disclaimer

MEDIA CENTER Media Contacts Tara DarrowMediaRelations@t-mobile.com Dave TovarDavid.Tovar@sprint.com Latest News April 29, 2018 T-Mobile — Sprint Press Release DOWNLOAD PRESS RELEASE

A Message from the CEOs T-Mobile Contacts Media Contact Tara DarrowMediaRelations@t-mobile.com Investor Contact Nils PaellmannInvestor.relations@t-mobile.com Sprint Contacts Media Contact Dave TovarDavid.Tovar@sprint.com Investor Contact Jud HenryInvestor.Relations@sprint.com Disclaimer

FILINGS T-Mobile Corp SC 13D/A [Amend]—General statement of acquisition of beneficial ownership 425—Prospectuses and communications, business combinations 8-K—Current report 425—Prospectuses and communications, business combinations DEFA14A—Additional definitive proxy soliciting materials and Rule 14(a)(12) material DEFA14A—Additional definitive proxy soliciting materials and Rule 14(a)(12) material DEF 14A—Other definitive proxy statements 8-K—Current report SC 13D/A [Amend]—General statement of acquisition of beneficial ownership 8-K—Current report 8-K—Current report IRANNOTICE—Notice of disclosure filed pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 (Exchange Act Section 13(r)). 10-K—Annual report [Section 13 and 15(d), not S-K Item 405] 8-K—Current report 8-K—Current report 424B5—Prospectus [Rule 424(b)(5)] 8-K—Current report FWP—Filing under Securities Act Rules 163/433 of free writing prospectuses S-8 POS—Securities to be offered to employees in employee benefit plans, post-effective amendments 424B5—Prospectus [Rule 424(b)(5)] T-Mobile Contacts Media Contact Tara DarrowMediaRelations@t-mobile.com Investor Contact Nils PaellmannInvestor.relations@t-mobile.com Sprint Contacts Media Contact Dave TovarDavid.Tovar@sprint.com Investor Contact Jud HenryInvestor.Relations@sprint.com Disclaimer

Disclaimer Important Additional Information In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) will file a registration statement on Form S-4, which will contain a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the U.S. Securities and Exchange Commission (the “SEC”). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. When final, a definitive copy of the joint consent solicitation statement/prospectus will be sent to T-Mobile and Sprint stockholders. Investors and security holders will be able to obtain the registration statement and the joint consent solicitation statement/prospectus free of charge from the SEC’s website or from T-Mobile or Sprint. The documents filed by T-Mobile with the SEC may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov. These documents may also be obtained free of charge from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint with the SEC may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov. These documents may also be obtained free of charge from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091. Participants in the Solicitation T-Mobile and Sprint and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction. Information about T-Mobile’s directors and executive officers is available in T-Mobile’s proxy statement dated April 26, 2018, for its 2018 Annual Meeting of Stockholders. Information about Sprint’s directors and executive officers is available in Sprint’s proxy statement dated June 19, 2017, for its 2017 Annual Meeting of Stockholders, and in Sprint’s subsequent reports on Form 8-K filed with the SEC on January 4, 2018 and January 17, 2018. Other information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint consent solicitation statement/prospectus and other relevant materials to be filed with the SEC regarding the acquisition when they become available. Investors should read the joint consent solicitation statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from T-Mobile or Sprint as indicated above. No Offer or Solicitation This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

No Offer or Solicitation This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. Cautionary Statement Regarding Forward-Looking Statements This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in T-Mobile’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.t-mobile.com, and in Sprint’s Annual Report on Form 10-K for the fiscal year ended March 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “MD&A — Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.sprint.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. T-Mobile and Sprint assume no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.

[Transcript from video distributed via social media]

JJL

Hey everybody! I’m back!

You know what these videos mean… it means I have big news to share!

MC

Actually… this time WE have big news to share!

That’s right. John and I are here together to share some incredibly important news for consumers and businesses across the country.

JJL

Today, we’re announcing that T-Mobile and Sprint have reached a definitive agreement to come together and form a new, stronger company.

A company that will supercharge the Un-carrier strategy and create robust competition and lower prices across wireless, video and broadband. A company that will create thousands of new American jobs and the ONLY company with the capacity to quickly create a broad and deep nationwide 5G network.

So, Marcelo and I wanted to talk to you about what this all means.

MC

That’s right, John. This is very important. Because 5G is coming.

And what happens in the first few years of a new technology is crucial.

Look at 4G. The US led early with broad deployment. And that gave a generation of American innovators and entrepreneurs the opportunity to build services at scale.

Analysts estimate that America’s early 4G leadership added millions of jobs in this country and billions in US GDP. And in 5G, the stakes are even higher. Just to put this in perspective, the difference between 4G and 5G is the difference between black and white TV and color TV.

JJL

Global tech leadership for the next decade is at stake. And only The New T-Mobile will have the network and spectrum capacity to quickly create a broad and deep 5G network in the first few years of the 5G innovation cycle, the years that will determine if American firms lead or follow in the 5G digital economy. Listen, only T-Mobile and Sprint can do this together. We can’t do this separately. And neither can Verizon or AT&T nor any of the other new players. In fact, for Verizon and AT&T to build a truly nationwide 5G, they either have to kick customers off LTE – which would take years. Or build on their millimeter wave spectrum which, get this, would cost roughly 1.5 trillion dollars to cover the US nationwide. No one company has the breadth and depth of clear spectrum truly required to do this quickly except New T-Mobile. With Sprint’s incredible 2.5 GHz spectrum, T-Mobile’s nationwide 600 MHz and our other combined assets, together, we will build the highest capacity mobile network in US history. With 30X more capacity than T-Mobile today and speeds that are up to 100X faster. This is the kind of network needed to fuel the next wave of mobile internet innovation in the United States. And unleash the next generation of mobile internet super stars in the US just like we saw happen when 4G took off years ago! It is critically important that America and American companies lead in the 5G era. This will result in huge economic stimulus for the United States.

MC

And 5G will mean the combined company can create robust competition in wireless and beyond. Because in reality, this industry is no longer just 4 wireless companies.

Industry lines are blurring and wireless, video and broadband they’re all converging. AT&T is now the #1 TV provider in this country. Comcast entered wireless last year and added more postpaid phone customers than AT&T and Verizon combined! Charter is launching Spectrum Wireless this year. And more than 1 in 10 Americans already uses wireless as their only internet access. They have no home broadband at all. It’s not the big 4 any more, it’s the Big 7 or 8.

JJL

That’s right, and when it comes to 5G, it is not even a Big 7 or 8, it’s about zero to one, and creating the one company that can build a 5G network America needs in the early formative years of 5G. We plan to compete aggressively in this converged marketplace. Because this combined company will have the scale and resources to bring real competition and unmatched value across the United States and drive down prices – especially in rural America, for businesses and government customers, and in broadband. Did you know that the latest FCC figures from 2016 show that 51% of Americans have only 1 option for their broadband provider?

With nationwide 5G, we can end that and bring real competition and lower prices everywhere. And nowhere is that more important than rural America. In many of these communities, they already have very limited wireless choices usually between Dumb and Dumber or a myriad of other regional and MVNO players. We will change all that. We’ll build hundreds of stores and hire thousands of people to compete in rural America. And that’s going to create more choice and competition for millions of Americans in rural communities.

MC

And when it comes to business wireless, Verizon and AT&T have 4X the number of business and government customers than we do together. That’s a lot of businesses and governments paying too much for too little in wireless, and together, with Sprint’s enterprise capabilities and the new company’s combined resources, we can create a real alternative and give businesses and government customers real competition. And, the new company plans to hire more people to help us compete here, too.

JJL

Yep. And that is another reason this deal makes so much sense. Jobs! Let me be clear here: The New T-Mobile will create thousands of jobs. From Day 1 and every year thereafter, we will employ more people than Sprint and T-Mobile do separately. This deal is a net creator of jobs. Period! Don’t take my word for it. We have a track record here. Five years ago, almost to this day, we merged with MetroPCS. Back then, people said it was bad for jobs, but fast forward to today, and 3X the number of people work on MetroPCS. That is our track record on job creation.

MC

And on top of that, the combined company will invest approximately 40 billion dollars in the business over the next three years. That is going to spur a huge wave of investment and economic stimulus, leading to the creation of thousands of new jobs. Plus, we’ll put more pressure on all of the competitors to invest more across wireless, video and broadband to try to keep up and do better for consumers. So, this deal will create thousands of new jobs in the short term. And drive the broader economy across the country in the longer term.

JJL

This is an exciting day. I can’t wait to bring the ultra-talented Sprint and T-Mobile teams together. If there’s one thing I’ve learned about the Sprint team in the last five years, it’s that they don’t stop either. They keep fighting and pushing. And I have a lot of respect for that. And can you imagine what kind of competitive force these two teams will be together? Verizon and AT&T and Comcast and the others better watch out!

MC

Because We Are Coming

JJL

And We Won’t Stop!

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”)T-Mobile will file a registration statement on Form S-4, which will contain a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. When final, a definitive copy of the joint consent solicitation statement/prospectus will be sent to T-Mobile and Sprint stockholders. Investors and security holders will be able to obtain the registration statement and the joint consent solicitation statement/prospectus free of charge from the SEC’s website or from T-Mobile or Sprint. The documents filed by T-Mobile with the SEC may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov. These documents may also be obtained free of charge from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint with the SEC may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov. These documents may also be obtained free of charge from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

Participants in the Solicitation

T-Mobile and Sprint and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction. Information about T-Mobile’s directors and executive officers is available in T-Mobile’s proxy statement dated April 26, 2018, for its 2018 Annual Meeting of Stockholders. Information about Sprint’s directors and executive officers is available in Sprint’s proxy statement dated June 19, 2017, for its 2017 Annual Meeting of Stockholders, and Sprint’s Current Reports on Form 8-K, filed with the SEC on January 4, 2018 and January 17, 2018. Other information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint consent solicitation statement/prospectus and other relevant materials to be filed with the SEC regarding the acquisition when they become available. Investors should read the joint consent solicitation statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from T-Mobile or Sprint as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile;

the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in T-Mobile’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.t-mobile.com, and in Sprint’s Annual Report on Form 10-K for the fiscal year ended March 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “MD&A – Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.sprint.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. T-Mobile and Sprint assume no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.

The following communication was made available by Sprint on LinkedIn:

LinkedIn post: T-Mobile and Sprint to combine, accelerating #5G innovation and increasing competition. https://lnkd.in/dG7avwA

http://newsroom.sprint.com/t-mobile-and-sprint-to-combine.htm?linkId=51098211

The following communication was made available by Marcelo Claure, Chief Executive Officer of Sprint, on Facebook:

Facebook post: We’ve just announced some incredibly exciting news - Sprint and T-Mobile are joining forces and I’m looking forward to partnering with John Legere to combine to create the most disruptive U.S. carrier! This announcement is a HUGE milestone for Sprint #5G; w/ T-Mobile, we’ll create America’s best network and and bring #5GForAll to our customers. By coming together with T-Mobile, we’ll drive competition, lower prices, accelerate disruption and spur innovation to make America the true leader in mobile #5G. I want to be clear: This merger will CREATE jobs and boost the U.S. economy, as the combined company will invest approximately $40B over the next 3 years. I am SO incredibly proud of my #SprintFam and the amazing work they did to turn around our company. This merger is a testament to Sprint’s innovative culture and dedication. You can learn more about this exciting announcement here, and we’ll have more details in the coming weeks. $S $TMUS https://sprint.co/2I3dCc5 https://sprint.co/2I3dCJ7

https://www.facebook.com/MarceloClaurePage/videos/1770265679678645/

The following communication was made available by Sprint on Twitter:

Tweet: .@TMobile and @Sprint to combine, accelerating #5G innovation and increasing competition. sprint.co/2HZo5Fe sprint.co/2HCrtCv

The following communications were made available by Marcelo Claure, Chief Executive Officer of Sprint, on Twitter:

Tweet [retweeted by Sprint]: We’ve just announced some incredibly exciting news - @Sprint and @TMobile are joining forces, and I’m looking forward to partnering with @JohnLegere to combine to create the most disruptive U.S. carrier! sprint.co/2HEgGaQ #5GForAll $S $TMUS allfor5g.com/disclaimer/

Tweet [retweeted by Sprint]: This announcement is a HUGE milestone for @Sprint #5G; w/ @TMobile, we’ll create America’s best network and bring #5GForAll to our customers. $S $TMUS sprint.co/2HEgGaQ

Tweet [retweeted by Sprint]: #5GForAll is so important - it will change the world and supercharge a giant wave of innovation across industries, including #IoT, autonomous cars, mobile #AI and more. $S

Tweet [retweeted by Sprint]: As we start to transition from #4G to #5G, customers will see HUGE benefits: speeds over 100X faster than today’s networks and latency as low as 1ms! #5GForAll $S

Tweet [retweeted by Sprint]: As part of this merger, the combined company will deliver even FASTER speeds and BETTER coverage for our customers, forcing @ATT & @Verizon to do the same. #5GForAll $S

Tweet [retweeted by Sprint]: By coming together with @TMobile, we’ll drive competition, lower prices, accelerate disruption and spur innovation to make America the true leader in mobile #5G. #5GForAll $S $TMUS sprint.co/2HEgGaQ

Tweet [retweeted by Sprint]: I want to be clear: This merger will CREATE jobs and boost the U.S. economy, as the combined company will invest approximately $40B over the next 3 years. #5GForAll $S

Tweet [retweeted by Sprint]: I am SO incredibly proud of my #SprintFam and the amazing work they did to turn around our company. This merger is a testament to @Sprint’s innovative culture and dedication. #5GForAll $S

Tweet [retweeted by Sprint]: #KC has been a great home and will continue to thrive as a 2nd headquarters so that @Sprint and @TMobile can leverage the BEST talent from both orgs. #KCPride #5GForAll $S $TMUS

Tweet [retweeted by Sprint]: You can learn more about this exciting announcement here, and we’ll have more details in the coming weeks. #5GForAll $S $TMUS allfor5g.com

Tweet [retweeted by Sprint]: Fun times ahead #5GForAll @sprint @TMobile

Tweet: Today’s announcement is really exciting - @JohnLegere & I had fun talking about it this week and have a message for you #5GForAll

https://twitter.com/_/status/990682346633523200

Tweet: This is what we do in our press conference !! #5GForall @sprint @TMobile

Tweet [Marcelo Claure retweeted from CNBC]: First on CNBC: T-Mobile US CEO @JohnLegere and Sprint CEO @marceloclaure will join @SquawkStreet tomorrow at 9a ET to discuss their merger, what it means for the wireless industry, and more. cnb.cx/2r7DHMt

Tweet: Joining @BloombergTV & @VonnieQuinn tomorrow morning with @JohnLegere to talk about #5GForAll. I’m eager to talk to consumers directly and discuss the HUGE benefits of a combined

@Sprint and @TMobile. $S $TMUS

https://t.co/u0DjPPyqMY

Tweet: .@JohnLegere and I will be on @Cheddar discussing #5GForAll this morning. Tune in:

sprint.co/2I5y3VO [Investor info: sprint.co/2HXL7MP ]

Tweet: Looking forward to having @JohnLegere join me on @CBNC @SquawkStreet with @DavidFaber and @JimCramer shortly. Tune in to hear about #5GForAll! cnb.cx/2jhfe3U [Investor info: sprint.co/2HJ1Eks ]

Tweet: Thank you to @JimCramer, @davidfaber ,@carlquintanilla & the @CNBC @SquawkStreet team for having @JohnLegere and I on today to talk #5GforAll. We’re excited about what this means for consumers! cnb.cx/2JEHc4I [Investor info: sprint.co/2HHyCld ]

Tweet [retweeted by Sprint]: It was great to discuss #5GforAll with @Cheddar this morning. Together with @TMobile, @Sprint will disrupt the marketplace and bring new innovation that benefits consumers. bit.ly/2HCcFrD [Investor info: sprint.co/2HXL7MP ]

Tweet: Was a fun start to the day with my friend @ThomasFarley @NYSE and @JohnLegere. Everyone is excited about our announcement - bringing #5GForAll! [Investor info: sprint.co/2HHevmU ]

Tweet: Excited to join @LizClaman on @FoxBusiness today with @JohnLegere to discuss how combining @TMobile and @Sprint will create the most disruptive U.S. carrier and help us build an incredible #5G network! #5GForAll [Investor info: sprint.co/2jiFXgw ]http://video.foxbusiness.com/v/5614626175001/

Tweet [retweeted by Sprint]: Enjoyed talking with @RichardQuest on @questcnn about the incredible opportunities ahead for #5G with a combined @Sprint and @TMobile! cnnmon.ie/2JGgNDz [Investor info: sprint.co/2HJKYJC ]

Tweet [retweeted by Sprint]: Had a great time on @TheStreetTV this morning. Thank you for @ScottGamm for letting @JohnLegere and I tell our customers that we will build a supercharged #5G network in the U.S.! bit.ly/2jg6Npc [Investor info: sprint.co/2jhiTyw ]

Tweet: That’s right @CNBC - you haven’t seen anything yet! Together we’re going to bring #5GForAll. @ATT and @Verizon should be concerned. [Investor info: allfor5G.com/disclaimer ]

https://twitter.com/CNBC/status/990943099336699907

Tweet: For everyone wondering how @JohnLegere would look in #SprintYellow

Tweet: We have made it very clear. This merger is about growth and about creating new jobs. #KansasCity and #OverlandPark play a key role in the new company going forward @StevenDialTV

https://twitter.com/StevenDialTV/status/991008968615968768

Tweet [Marcelo Claure retweeted from Charles Gasparino]: #breakingnews--doj officials tell @FoxBusiness that anti trust division finds @sprint - @TMobile deal less problematic than @att - @twxcorp

Tweet [Marcelo Claure retweeted from Claudio Hidalgo Saez]: Sprint has the BEST price on incredible LG smartphones, like the V30+ for just $12/mo. Hurry, limited time!

Tweet: #5GForAll

https://twitter.com/CTIA/status/991067220259328000

Tweet: Good time with @LizClaman on @FoxBusiness! @JohnLegere and I are thrilled to talk about how @Sprint and @TMobile combining will build the best #5G network for our customers! bit.ly/2rcKjda [Investor info: sprint.co/2jkGeiK ]

Tweet: Only for today - tomorrow we’re competitors again!

https://twitter.com/NYSE/status/990993700682641409

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”)T-Mobile will file a registration statement on Form S-4, which will contain a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. When final, a definitive copy of the joint consent solicitation statement/prospectus will be sent to T-Mobile and Sprint stockholders. Investors and security holders will be able to obtain the registration statement and the joint consent solicitation statement/prospectus free of charge from the SEC’s website or from T-Mobile or Sprint. The documents filed by T-Mobile with the SEC may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov. These documents may also be obtained free of charge from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint with the SEC may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov. These documents may also be obtained free of charge from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

Participants in the Solicitation

T-Mobile and Sprint and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction. Information about T-Mobile’s directors and executive officers is available in T-Mobile’s proxy statement dated April 26, 2018, for its 2018 Annual Meeting of Stockholders. Information about Sprint’s directors and executive officers is available in Sprint’s proxy statement dated June 19, 2017, for its 2017 Annual Meeting of Stockholders, and Sprint’s Current Reports on Form 8-K, filed with the SEC on January 4, 2018 and January 17, 2018. Other information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint consent solicitation statement/prospectus and other relevant materials to be filed with the SEC regarding the acquisition when they become available. Investors should read the joint consent solicitation statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from T-Mobile or Sprint as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in Sprint’s Annual Report on Form 10-K for the fiscal year ended March 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “MD&A – Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.sprint.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. Sprint assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.